UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sysorex Global Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87184N 203

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Abdus Salam Qureishi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,454,970(1)(3)
	6	SHARED VOTING POWER 479,384(2)(3)
	7	SOLE DISPOSITIVE POWER 1,454,970(1)(3)
	8	SHARED DISPOSITIVE POWER 479,384 (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,354 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 142,754 shares of Common Stock held of record by Abdus Salam Qureishi (the “Reporting Person”), (ii) 907,288 shares of Common Stock held of record by the Qureishi 1998 Family Trust, (iii) 250,000 shares of Common Stock issuable to the Reporting Person upon exercise of an outstanding stock option that is exercisable within 60 days of December 31, 2014, and (iv) 154,928 shares of Common Stock issuable to the Reporting Person upon exercise of an outstanding Common Stock purchase warrant within 60 days of December 31, 2014. Mr. Qureishi is the sole trustee of the Qureishi 1998 Family Trust and may be deemed to have sole voting and investment control.

(2)	Consists of (i) 182,971 shares of Common Stock held of record by SVI (“SVI”), (ii) 259,819 shares of Common Stock held of record by Cap Invest Inc. (“Cap Invest”), (iii) 36,594 shares of Common Stock held of record by Naheed Qureishi, Mr. Qureishi’s wife. Mr. Qureishi is the majority shareholder of SVI and Cap Invest and may be deemed to have voting and investment control of the shares of Common Stock held by such entities.

(3)	Does not include shares of Common Stock held of record by the 1999 Quereishi Family Irrevocable Trust. Mr Qureishi ceased his duties as trustee as of May 2014. Accordingly, Mr. Qureishi no longer has voting or investment control over such shares.

(4)	Based on 19,713,248 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of a stock option and common stock purchase warrant by Mr. Qureishi, which are treated as converted Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

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Item 1(a)	Name of Issuer: Sysorex Global Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303

Item 2(a)	Name of Person Filing: Abdus Salam Qureishi

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address for the principal business office of SyHolding Corp and Tanveer Khader is:

c/o Sysorex Global Holdings Corp.

479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303

Item 2(c)	Citizenship: Abdus Salam Qureishi – United States

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.: 87184N 203

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:
1,934,354 (1)(2)(3)

(b) Percent of class:
9.6%(3)

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(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

1,454,970 (1)(3)

(ii) Shared power to vote or to direct the vote:

479,384 (2)(3)

(iii) Sole power to dispose or to direct the disposition of:

1,454,970 (1)(3)

(iv) Shared power to dispose of or direct the disposition of:

479,384 (2)(3)

(1)	Consists of (i) 142,754 shares of Common Stock held of record by Abdus Salam Qureishi (the “Reporting Person”), (ii) 907,288 shares of Common Stock held of record by the Qureishi 1998 Family Trust, (iii) 250,000 shares of Common Stock issuable to the Reporting Person upon exercise of an outstanding stock option that is exercisable within 60 days of December 31, 2014, and (iv) 154,928 shares of Common Stock issuable to the Reporting Person upon exercise of an outstanding Common Stock purchase warrant within 60 days of December 31, 2014. Mr. Qureishi is the sole trustee of the Qureishi 1998 Family Trust and may be deemed to have sole voting and investment control.

(2)	Consists of (i) 182,971 shares of Common Stock held of record by SVI (“SVI”), (ii) 259,819 shares of Common Stock held of record by Cap Invest Inc. (“Cap Invest”), (iii) 36,594 shares of Common Stock held of record by Naheed Qureishi, Mr. Qureishi’s wife. Mr. Qureishi is the majority shareholder of SVI and Cap Invest and may be deemed to have voting and investment control of the shares of Common Stock held by such entities.

(3)	Does not include shares of Common Stock held of record by the 1999 Quereishi Family Irrevocable Trust. Mr Qureishi ceased his duties as trustee as of May 2014. Accordingly, Mr. Qureishi no longer has voting or investment control over such shares.

(4)	Based on 19,713,248 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of a stock option and common stock purchase warrant by Mr. Qureishi, which are treated as converted Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

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Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certifications: Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

/s/ Abdus Salam Qureishi
Name: Abdus Salam Qureishi

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